Exhibit 12

	Years Ended September 30,
Actual Data	2006	2007	2008	2009	2010
Fixed Charges
Cash interest expense	$19,349	$33,695	$49,909	$52,022	$57,293
Amortization of capitalized expenses related to indebtedness	2,591	3,145	2,912	5,067	7,192

Total fixed charges	$21,940	$36,840	$52,821	$57,089	$64,485
Earnings

Pre-tax earnings (loss)	$(31,089)	$(42,780)	$(25,347)	$(17,193)	$21,933
Fixed charges	21,940	36,840	52,821	57,089	64,485

Earnings before fixed charges	$(9,149)	$(5,940)	$27,474	$39,896	$86,418
Ratio of earnings to fixed charges	(a )	(a )	0.52	0.70	1.34

(a)	Earnings for fiscal 2006 and 2007 were inadequate to cover fixed charges in those years by $9.1 million, and $5.9 million.